Alliance One International, Inc.
8001 Aerial Center Parkway
Post Office Box 2009
Morrisville, NC 27560-2009
USA

Tel: 919 379 7300
Fax: 919 379 4346
www.aointl.com

<u>**EXHIBIT 99.1**</u>



NEWS RELEASE

Contact: James A. Cooley
(919) 379-4300

October 28, 2005

Alliance One Announces Successful Amendment to Credit Facility Regarding Fines Relating to DGCOMP Investigation in Italy

Danville, VA – Alliance One International, Inc. (NYSE: AOI) announced today that it has obtained an amendment to its senior secured credit facility to clarify that the previously reported fines imposed by the European Commission (EC) will not result in an event of default thereunder.

The Company had previously reported that in connection with the administrative investigation by the Directorate General for Competition (DGCOMP) of the EC into leaf tobacco buying and selling practices in Italy, the EC decided to impose fines on Alliance One and its present and former Italian subsidiaries, Transcatab and Mindo. The amendment to the senior secured credit facility, which has received approvals from the requisite majority of lenders, makes clear such fines will not result in a default thereunder, whether or not paid, discharged, stayed or bonded pending appeal.

The Company's previously reported discussions with lenders under the senior secured credit facilities regarding potential amendments to the financial covenants applicable to future periods are ongoing.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Alliance One's expectations and projections. Risks and uncertainties with respect to Alliance One's results of operations include changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for leaf tobacco products, and the impact of regulation and litigation on Alliance One's customers. A further list and description of these risks, uncertainties and other factors can be found in the Company's Annual Report for the year period ended March 31, 2005, and other filings with the Securities and Exchange Commission.